KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

July 22, 2003



03024766

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

03 JUL 24 AM 7:21

Re: *Grupo Minsa, S.A. de C.V.*
12g3-2(b) Submission
File No.: 82-4453

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Grupo Minsa, S.A. de C.V. (the "Company") to supplement its application for reinstatement of its exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's Financial Statements for the 2nd quarter of 2003.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

cc: Kenneth G.M. Mason, Esq.

dlw 7/24

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA Quarter: 2 Year: 2003

GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	TOTAL ASSETS	2,533,470	100	2,704,051	100
2	CURRENT ASSETS	588,995	23	513,703	19
3	CASH AND SHORT-TERM INVESTMENTS	30,261	1	35,875	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	169,767	7	217,447	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	189,733	7	136,106	5
6	INVENTORIES	70,882	3	62,049	2
7	OTHER CURRENT ASSETS	128,352	5	62,226	2
8	LONG-TERM	4,537	0	96,643	4
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	4,537	0	96,643	4
12	PROPERTY, PLANT AND EQUIPMENT	1,504,069	59	1,571,725	58
13	PROPERTY	772,833	31	767,014	28
14	MACHINERY AND INDUSTRIAL	1,190,446	47	1,221,867	45
15	OTHER EQUIPMENT	143,879	6	177,697	7
16	ACCUMULATED DEPRECIATION	613,362	24	609,293	23
17	CONSTRUCTION IN PROGRESS	10,173	0	14,440	1
18	DEFERRED ASSETS (NET)	429,280	17	510,121	19
19	OTHER ASSETS	6,589	0	11,859	0
20	TOTAL LIABILITIES	1,244,964	100	1,212,342	
21	CURRENT LIABILITIES	282,794	23	1,004,501	83
22	SUPPLIERS	137,569	11	99,831	8
23	BANK LOANS	44,784	4	722,260	60
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,110	1	24,839	2
26	OTHER CURRENT LIABILITIES	89,331	7	157,571	13
27	LONG-TERM LIABILITIES	962,170	77	207,841	17
28	BANK LOANS	962,170	77	207,841	17
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	0	0	0	0
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	1,288,506		100 1,491,709	
34	MINORITY INTEREST				
35	MAJORITY INTEREST	1,288,506	100	1,491,709	100
36	CONTRIBUTED	2,595,093	201	2,594,989	174
37	PAID-IN CAPITAL STOCK (NOMINAL)	622,564	48	649,175	44
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,543,580	120	1,516,882	102
39	PREMIUM ON SALES OF SHARES	428,949	33	428,932	29
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	(1,306,587)	(101)	(1,103,280)	(74)
42	RETAINED EARNINGS AND CAPITAL RESERVE	(737,115)	(57)	(468,507)	(31)
43	REPURCHASE FUND OF SHARES	137,860	11	137,855	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(639,592)	(50)	(670,179)	(45)
45	NET INCOME FOR THE YEAR	(67,740)	(5)	(102,449)	(7)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	30,261	100	35,875	100
46	CASH	30,238	100	30,600	85
47	SHORT-TERM INVESTMENTS	23	0	5,275	15
18	DEFERRED ASSETS (NET)	429,280	100	510,121	
48	AMORTIZED OR REDEEMED EXPENSES	318,208	74	376,798	74
49	GOODWILL	13,714	3	13,434	3
50	DEFERRED TAXES	97,358	23	119,889	24
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	282,794	100	1,004,501	
52	FOREING CURRENCY LIABILITIES	33,790	12	482,429	48
53	MEXICAN PESOS LIABILITIES	249,004	88	522,072	52
24	STOCK MARKET LOANS	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	89,331	100	157,571	
57	OTHER CURRENT LIABILITIES WITH COST	75,567	85	54,641	35
58	OTHER CURRENT LIABILITIES WITHOUT COST	13,764	15	102,930	65
27	LONG-TERM LIABILITIES	962,170	100	207,841	
59	FOREING CURRENCY LIABILITIES	713,701	74	207,841	100
60	MEXICAN PESOS LIABILITIES	248,469	26	0	0
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	0	100	0	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	0	100	0	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	0	100	0	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(639,592)	100	(670,179)	100
70	ACCUMULATED INCOME DUE TO MONETARY	(9,798)	(2)	(12,616)	(2)
71	INCOME FROM NON-MONETARY POSITION	(629,794)	(98)	(657,563)	(98)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER:2 YEAR2003
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	306,201	(490,798)
73	PENSIONS FUND AND SENIORITY	0	217
74	EXECUTIVES (*)	0	40
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	155,641,049	155,641,049
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:MINSA QUARTER: 2 YEAR2003
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	997,343	100	986,713	100
2	COST OF SALES	802,404	80	758,439	77
3	GROSS INCOME	194,939	20	228,274	23
4	OPERATING	216,355	22	217,915	22
5	OPERATING	(21,416)	(2)	10,359	1
6	TOTAL FINANCING	28,998	3	87,381	9
7	INCOME AFTER FINANCING COST	(50,414)	(5)	(77,022)	(8)
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(50,414)	(5)	(77,022)	(8)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	16	0	1,291	0
11	NET INCOME AFTER TAXES AND WORKERS' SHARING	(50,430)	(5)	(78,313)	(8)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF	(50,430)	(5)	(78,313)	(8)
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	13,406	1
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(50,430)	(5)	(91,719)	(9)
16	EXTRAORDINARY ITEMS NET EXPENSES	17,310	2	10,730	1
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(67,740)	(7)	(102,449)	(10)
19	NET INCOME OF MINORITY INTEREST				
20	NET INCOME OF MAJORITY INTEREST	(67,740)	(7)	(102,449)	(10)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	997,343	100	986,713	100
21	DOMESTIC	784,186	79	785,670	80
22	FOREIGN	213,157	21	201,043	20
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	TOTAL FINANCING COST	28,998	100	87,381	100
24	INTEREST PAID	53,696	185	45,806	52
25	EXCHANGE LOSSES	1,379	5	55,086	63
26	INTEREST EARNED	16,279	56	3,434	4
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(9,798)	(34)	(10,077)	(12)
8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	16		100 1,291	00
32	INCOME TAX	16	100	1,291	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR 2003
GRUPO MINSA, SA DE CV

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,046,135	1,078,328
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,482,046	1,885,895
39	OPERATION INCOME (**)	(38,099)	(315,990)
40	NET INCOME OF MAYORITY INTEREST(**)	(237,037)	(628,759)
41	NET CONSOLIDATED INCOME (**)	(237,037)	(628,759)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:MINSA QUARTER: 2 YEAR:2003
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET	(67,740)	(102,449)
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	65,973	109,724
3	CASH FLOW FROM NET INCOME OF THE YEAR	(1,767)	7,275
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(6,838)	83,886
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	(8,605)	91,161
6	CASH FLOW FROM EXTERNAL FINANCING	(2,768)	(4.340)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	CASH FLOW GENERATED (USED) BY FINANCING	(2,768)	(4,340)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(11,133)	(100,209)
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(22,506)	(13,388)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	52,767	49,263
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	30,261	35,875

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	65,973	109,724
13	DEPRECIATION AND AMORTIZATION FOR THE	70,810	69,473
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	1,379	54,726
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(9,798)	(12,616)
17	+ (-) OTHER ITEMS	3,582	(1,859)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(6,838)	83,886
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	14,964	11,614
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	225,699	3,639
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(98,201)	24,115
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	2,276	10,603
22	+ (-) INCREASE (DECREASE) IN OTHER	(151,576)	33,915
6	CASH FLOW FROM EXTERNAL FINANCING	(2,768)	(4,340)
23	+ SHORT-TERM BANK AND STOCK MARKET	(14,720)	(3,524)
24	+ LONG-TERM BANK AND STOCK MARKET	11,952	(816)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(11,133)	(100,209)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(72,992)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(3,408)	(43,411)
36	(-) INCREASE IN CONSTRUCTIONS IN	(767)	28,555
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(6,958)	(12,361)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 2003
GRUPO MINSA, SA DE CV

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(6.79)	%	(10.38)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(18.40)	%	(42.15)	%
3	NET INCOME TO TOTAL ASSETS (**)	(9.36)	%	(23.25)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(14.46)	%	(9.84)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.98	times	0.70	times
7	NET SALES TO FIXED ASSETS (**)	1.65	times	1.20	times
8	INVENTORIES ROTATION (**)	9.12	times	11.29	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	27	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.14	%	44.83	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.97	times	0.81	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	60.04	%	56.94	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	63.97	%	13.22	%
15	OPERATING INCOME TO INTEREST PAID	(0.40)	times	0.23	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.99	times	1.56	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.08	times	0.51	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.83	times	0.45	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.47	times	0.42	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.70	%	3.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(0.18)	%	0.74	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.69)	%	8.50	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.16)	times	1.99	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	30.61	%	43.32	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.44)		$ (0.63)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.44)		$ (0.58)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (0.06)	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.28		$ 9.58	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.36	times	0.19	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(6.70)	times	(0.31)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR: 2003

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

Grupo Minsa Announces its
Second Quarter 2003 Results

Grupo Minsa S.A. de C.V. ("Minsa" or "the Company") Mexico's second-largest producer of corn flour for tortilla production announced today its unaudited results for the second quarter period ended June 30, 2003. All figures have been prepared according to Mexican Generally Accepted Accounting Principles and are stated in constant Mexican pesos as of June 30, 2003.

Macroeconomic Environment

The monetary policy amendment that assumes a daily auction of US$ 32 million, which has been taking place since May, coupled with incorrect market expectations, has lowered the exchange rate to 10.11 pesos per dollar. During the first week of June, the 28-day Cetes rate was 4.72%, causing high exchange rate volatility, which went from 10.25 to 10.74 pesos per dollar during the second week of June. The month ended at 10.41 pesos per dollar. Notwithstanding, retail sales continued to experience monthly increases, showing signs of recovery in the domestic market.

The consumer confidence index has recovered during the last few months, as a result of a recovery in economic growth, from its lowest level this year of 90.5 in March, to 100.3 in June.

The corn flour market continues to experience slow growth, although it has shown signs of recovery that has been reflected in the quarter's sales volumes. Corn and energy costs have significantly increased year over year, however, the income statement reflects a cash flow level which has allowed us to make our interest payments with lending banks as scheduled.

On April 23, 2003, the Company finalized the process of restructuring its bank loans with Coöperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank International", Oldham Holdings, Inc, (formerly Ecoban Finance Ltd), BBVA Bancomer, S.A. Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Comerica Bank Mexico, S.A., Institucion de Banca Multiple and International Finance Corporation (IFC). The terms of the new agreements were disclosed to the Mexican Stock Exchange (BMV) and announced in various print media materials.

The Company's management believes that with the restructuring of its bank loans, Grupo Minsa's situation has become more favorable, translating into a higher cash flow and a substantial improvement of the current assets to current liabilities and the debt to EBITDA ratios.

Volume

Minsa's consolidated sales volume increased 5.4% to 146,481 metric tons during this quarter, compared to the first quarter of 2003.

Prices

For the second quarter of 2003, Grupo Minsa's average price was Ps. 3,505.30 per metric ton, up Ps. 24.60 per metric ton, or 0.7%, compared to the first

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV
PAGE 2

QUARTER: 2 YEAR: 2003

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

quarter of 2003.

Net Sales

The Company's consolidated net sales were Ps. 513.5 million in 2Q03, which was Ps. 29.6 million or 6.1% higher than the figure reported in 1Q03. This increase was mainly due to the volume increase, explained above.

Cost of Goods Sold

Cost of goods sold was Ps. 415.5 million in 2Q03, Ps. 28.7 million or 7.4% higher than the previous quarter. This increase was mainly due to the aforementioned increase in volume, and partially to higher corn and energy prices.

Operating Expenses

The important cost reduction measures were reflected in the operating costs, which during 2Q03 reached Ps. 107.7 million, Ps. 1.0 million or 0.9% below the figure reported for 1Q03.

Operating Income

The Company posted an operating loss of Ps. 9.8 million in 2Q03, compared to an operating loss of Ps. 11.7 million in 1Q03. This result reflects the reduction in operating expenses.

Comprehensive Cost of Financing

The comprehensive cost of financing for 2Q03 was Ps. 4.7 million, which was Ps. 19.6 million below the figure reported in 1Q03 mainly due to exchange rate fluctuations.

Net Result

The Company reported a net consolidated loss of Ps. 28.7 million for 2Q03, which is Ps. 10.3 million less than the net consolidated loss of Ps. 39.0 million reported in 1Q03. This result was mainly due to the combination of the factors mentioned above.

EBITDA

Minsa's EBITDA was Ps. 25.9 million in 2Q03, Ps. 2.5 million higher than in 1Q03. This increase was due to the Company's operating performance described above.

Balance Sheet

Minsa's consolidated total assets were Ps. 2,533.5 million as of June 30, 2003, which was Ps. 14.7 million lower than the figure reported as of March 31, 2003. This decline is primarily due to a lower Account Receivables figure in Mexico.

The aging of accounts receivable has been reduced to 30 days in 2Q03,

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV
PAGE 3

QUARTER: 2 YEAR: 2003

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

reflecting management's continued efforts to maintain healthier figures in these accounts.

Consolidated total liabilities at the close of the second quarter were Ps. 1,245.0 million. The Company's total interest-bearing liabilities were Ps. 1,007.0 million, Ps. 11.0 million less than the Ps. 1,018.0 million reported as of March 31, 2003. The Company's financial leverage (total interest-bearing liabilities / shareholders' equity) was 0.78x, while the current ratio (current assets / short-term liabilities) was 2.08x.

During the two months following the signing of the bank loan restructure, the Company has met the covenants established under the bank loan restructure agreement, as follows:

Consolidated leverage (total consolidated liabilities / net tangible assets minus intangibles) = 1.47x.
Consolidated coverage ratio (consolidated EBITDA plus rent and leasing expenses plus monetary shareholder contributions) = 1.44x.
Current ratio (current assets / current liabilities minus short-term liabilities) = 2.44x.

Shareholders' equity as of June 30, 2003 was Ps. 1,288.5 million, Ps. 47.4 million lower than the figure reported as of March 31, 2003.

Company Description

Minsa is the second-largest producer of corn flour for tortilla production in Mexico. Founded in October of 1993, Minsa owns six corn flour plants in Mexico, located in the states of Mexico, Jalisco, Sinaloa, Veracruz, Chiapas and Coahuila; two in the U.S., located in Muleshoe, Texas and Red Oak, Iowa; and one in Jutiapa, Guatemala.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
GRUPO MINSA, SA DE CV

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCKEXCHANGE CODE: **MINSA** QUARTER: **2** YEAR: **2003**
GRUPOMINSA, SA DE CV

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	35,641
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	308,700
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	159,445
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	357,417
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	102,411
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,049	258,251
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	10,049,999	99.99	161,700	125,766
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	99.99	131,040	155,667
9 LA FABRICA DE LA TORTILLA	COMERCIALIZADORA	18,999,999	99.99	18,999	11,550
10 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	262
11 OPERADORA MINSA	PRESTADORA DE SERVICIOS	49,990	99.99	73,474	27,994
12 LA MAQUINARIA DE LA TORTILLA	FABRICA MAQ. TORTILLADORAS	49,000	99.99	50	(6,498)
13 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	34,200	99.99	36,273	22,020
14 COMERCIALIZADORA DE PRODUCTOS DE MAIZ Y DERIVADOS	ELABORA PRODUCTOS DE CONSUMO	40,049,999	99.99	40,000	(59,153)
15 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	49,000	98.00	35,773	1,475
16 OPERADORA CPMASA	PRESTADORA DE SERVICIOS	1	0.02	1	0
TOTAL INVESTMENT IN SUBSIDIARIES				1,008,360	1,500,948
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					4,537
TOTAL					1,505,485

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	223,243	53,523	169,720	392,089	100,996	460,813
MACHINERY	588,927	95,826	493,101	589,725	248,429	834,397
TRANSPORT EQUIPMENT	30,213	21,475	8,738	9,916	11,207	7,447
OFFICE EQUIPMENT	16,066	1,955	14,111	15,076	15,190	13,997
COMPUTER EQUIPMENT	41,856	24,796	17,060	30,754	32,091	15,723
OTHER	6,993	1,686	5,307	4,801	6,191	3,917
DEPRECIABLES TOTAL	907,298	199,261	708,037	1,042,361	414,104	1,336,294
NOT DEPRECIATION ASSETS						
GROUNDS	51,359	0	51,359	106,242	0	157,601
CONSTRUCTIONS IN PROCESS	7,713	0	7,713	2,461	0	10,174
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	59,072	0	59,072	108,703	0	167,775
TOTAL	966,370	199,261	767,109	1,151,064	414,104	1,504,069

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
QUIROGRAFARIO/BANCOMER	31/12/2007	8.50	8,572	193,395	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/IFC	31/12/2007	4.12	0	0	0	0	0	0	0	0	13,835	0	318,654	0	0	0
QUIROGRAFARIO/RABOBANK	31/12/2007	4.12	0	0	0	0	0	0	0	0	13,335	0	315,726	0	0	0
QUIROGRAFARIO/OLDHAM	31/12/2007	4.12	0	0	0	0	0	0	0	0	3,510	0	79,143	0	0	0
QUIROGRAFARIO/COMERICA	31/12/2007	8.50	2,422	55,074	0	0	0	0	0	0	0	0	0	0	0	0
QUIROGRAFARIO/BANCO DE EXFOR	21/07/2004	23.26	0	0	0	0	0	0	0	0	2,971	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	01/05/2003	5.76	0	0	0	0	0	0	0	0	0	76	151	0	0	0
ARRENDAMIENTO/WELLS FARGO	02/05/2003	5.75	0	0	0	0	0	0	0	0	0	64	27	0	0	0
TOTAL BANKS			10,994	248,469	0	0	0	0	0	0	33,651	139	713,701	0	0	0
PROVEEDORES																
PROVEEDORES VARIOS S22			137,569	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			137,569	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCUL S26			89,331	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			89,331	0	0	0	0	0	0	0	0	0	0	0	0	0
			237,894	248,469	0	0	0	0	0	0	33,651	139	713,701	0	0	0

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA EL PERIODO QUE SE REPORTA FUE DE $10.4176
PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2003

GRUPO MINSA, SA DE CV

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	18,160	189,187	2,301	23,970	213,157
TOTAL	18,160	189,187	2,301	23,970	213,157
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	17,511	182,428	2,616	27,249	209,677
TOTAL	17,511	182,428	2,616	27,249	209,677
NET BALANCE	649	6,759	(315)	(3,279)	3,480
FOREING MONETARY POSITION					
TOTAL ASSETS	24,104	251,111	5,626	[illegible]	309,725
LIABILITIES POSITION	3,372	35,132	2,552	26,588	61,720
SHORT TERM LIABILITIES POSITION	3,355	34,955	2,552	26,588	61,543
LONG TERM LIABILITIES POSITION	17	177	0	0	177
NET BALANCE	20,732	215,979	3,074	32,026	248,005

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	549,175	1,379,815	(830,640)	0.00	3,358
FEBRUARY	544,887	1,343,517	(798,629)	0.00	2,218
MARCH	521,133	1,249,627	(728,493)	0.01	4,598
APRIL	594,327	1,213,188	(618,861)	0.00	1,057
MAY	596,817	1,212,103	(615,286)	0.00	(1,985)
JUNE	609,345	1,232,370	(623,025)	0.00	515
ACTUALIZATION:	0	0	0	0.00	37
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					9,798

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO MINSA, SA DE CV

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MINSA**
GRUPO MINSA, SA DE CV

QUARTER: **2** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	PRODUCTORES NACIONALES	NO			64.76

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	239,820	798,677	235,469	784,186	24.50	MINSA	INDUSTRIALES DE LA TOTILLA
TOTAL		798,677		784,186			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 2
CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ			50,030	213,157	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
TOTAL				213,157			

NOTES

STOCK EXCHANGE COI MINSA QUARTER: 2 YEAR: 2003
GRUPO MINSA, SA DE CV

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 0000 — 0

Number of shares Outstanding at the Date of the NFEA: — 0
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 1995 — 0

Number of shares Outstanding at the Date of the NFEA: — 139,301,049
(Units)

STOCK EXCHANGE COI MINSA QUARTER: 2 YEAR: 2003
RAZON SOCIAL: GRUPO MINSA, SA DE CV

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of Shares Outstanding at the Date of the NFE AR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFE AR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFE AR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA
GRUPO MINSA, SA DE CV

QUARTER: 2 YEAR: 2003

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF JUNE OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

TLALNEPANTLA, MEX, AT JULY 22 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MINSA QUARTER: 2 YEAR 2003
GRUPO MINSA, SA DE CV

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0		62,245,124		62,245,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,325,000		28,325,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
155,641,049
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER